

January 16, 2013

Via E-mail
K. Rupert Murdoch
Executive Chairman
New Newscorp LLC
1211 Avenue of the Americas
New York, NY 10036

> **Re: New Newscorp LLC**
> **Form 10-12B**
> **Filed December 21, 2012**
> **File No. 001-35769**

Dear Mr. Murdoch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 2

1. Please revise this section to also incorporate by reference the "Our Relationship With Parent Following the Distribution" section of the information statement.

Item 15. Financial Statements and Exhibits, page 3

2. We note that you intend to file several exhibits, such as the Separation and Distribution Agreement, the Tax Sharing and Indemnification Agreement and the Transition Services Agreement and other agreements with News Corporation, in a subsequent amendment to the registration statement. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

3. We note that the material contracts that you have annotated to be filed are limited to agreements related to the distribution. Please revise the exhibit index and file all material contracts related to New News Corporation. In this regard, we note that the information statement discloses that a subsidiary of News Corporation has entered into an employment agreement with Mr. Singh, your chief financial officer, which you will assume in connection with the distribution. We also note that it is contemplated that you will enter into an employment agreement with Mr. Thomson, your chief financial officer, and that you will adopt a new equity incentive plan. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

Exhibit 99.1

4. Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

5. We note that the information statement contains a large number of blanks and references that certain information will be provided by amendment. Please fill in these blanks with your next amendment and include the missing information or tell us when you intend to do so. We may have comments after reviewing these disclosures.

Information Statement Summary, page 1

6. We find missing from the summary the picture of the company revealed in the Selected Historical Combined Financial Data section on page 65 of a company which lost money in the most recent interim period and in two of the last four fiscal years. We also note that your results include substantial non-cash impairment charges of $3.1 billion and $2.6 billion in fiscal 2009 and 2012, respectively, and restructuring charges related to your newspaper businesses in the most recent interim period and in each of the last three fiscal years. Please revise generally so that the narrative discussion reflects what appears to be a challenging environment for a publishing company.

Our Company, page 2

7. Please revise the second full paragraph on page 3 to disclose your revenue and net income or loss for the most recent interim and audited periods. In this regard, we note that your current disclosure is limited to your revenue and total Segment EBITDA for the most recent audited period.

Our Competitive Strengths, page 5

Ownership in the leading Australian media and sports franchises, page 6

8. We note your disclosure in the last sentence that you believe Foxtel is uniquely positioned to deliver a compelling alternative to FTA TV, thus increasing penetration and driving significant growth in Australian pay-TV. Please revise to add balancing language that there is no guarantee that increased penetration or significant growth in Australian pay-TV will be achieved as anticipated.

Strong balance sheet and diversified revenue base, page 7

9. Please provide your current assets and your net losses for the most recent audited period so investors can form their own opinion of how strong the balance sheet is.

Experienced management team with proven track record, page 7

10. We note the references in the section heading and accompanying paragraph to your management's "proven track record" and "established track record of success." Please remove references such as these throughout the information statement or clarify that your management team is guaranteeing the securities.

Goals and Strategies, page 7

Improve profitability through increased integration, page 8

11. Please do not use expressions like "improve profitability" and "enhance profitability" for an entity which is currently not profitable. "Achieve profitability" might be a more accurate aspiration.

Establish Amplify as the leading digital education provider, page 8

12. Please revise to include a cross-reference to the risk factor concerning Amplify on page 19.

Question and Answers About the Distribution, page 11

13. We note that the Class A Common Stock to be issued in connection with the distribution will have limited voting rights. Please revise this section to add a question and answer to discuss such limited voting rights.

14. We note that Mr. Murdoch or related entities will own a significant percentage of your Class B Common Stock to be issued in connection with the distribution. Please revise this section to add a question and answer to discuss Mr. Murdoch's or his related entities' ownership of a significant percentage of your voting stock after the distribution or, alternatively, add a new section to the Information Statement Summary section on page 1 to disclose such information.

15. We note from the disclosure on page 14 that following the distribution, you will enter into a separation and distribution agreement regarding transition and other services to be provided by the company's former parent. To the extent you will be required to pay your former parent for such services and the amounts are factually supportable and will differ from those reflected in the company's combined historical financial statements, please revise your pro forma statements of operations to include adjustments reflecting the cost of such services. Alternatively, please tell us why you do not believe any adjustments are required in your pro forma statements of operations.

Summary Historical and Unaudited Pro Forma Combined Financial Information, page 16

16. Please include the millions omitted language from the table or advise.

17. Please revise to disclose pro forma basic and diluted earnings per share giving effect to the distribution and related transactions for the latest fiscal year and subsequent interim period presented in the company's combined financial statements.

Risk Factors, page 18

18. Please delete the phrase "as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial" from the second sentence of the introductory paragraph. This section should identify all known material risks and should not reference unknown or immaterial risks.

A Decline in Advertising Expenditures in Our Newspaper and Other Businesses, page 18

19. We note that you derive substantial revenue from the sale of advertising on or in your newspapers, integrated marketing services and digital media properties. Please revise to discuss and quantify whether advertising revenue, digital, print or otherwise, is trending higher or lower in comparison to historical revenue so that investors can assess the discussed risk. In this regard, we note your disclosure in the second full risk factor on page 18 that your newspaper advertising revenue has been declining. Please revise this risk factor to discuss and quantify such decline in comparison to your historical results.

Circulation and Audience Share May Continue to Decline, page 18

    20. We note your disclosure that circulation revenues have been declining. Please revise this risk factor to discuss and quantify such decline in comparison to your historical results so that investors can assess the discussed risk.

No Assurance of Profitability of Amplify, page 19

    21. We note your disclosure that Amplify has incurred significant losses since inception. Please revise to quantify such losses.

We Face Criminal Investigations Regarding Allegations of Phone Hacking, page 20

    22. We note your disclosure in the third paragraph that you are not able to predict the ultimate outcome or cost of the various investigations. Please revise to quantify the expenses that you have incurred to date on defending these various investigations, the aggregate amount that you have paid out to date to settle any cases, and the aggregate amount that you have accrued in your financial statements related to these various investigations so that investors can assess the discussed risk. Additionally, in connection with the distribution, please revise this risk factor to clarify whether you will retain the liabilities related to these investigations and cases after the distribution pursuant to the Separation and Distribution Agreement or any other contractual arrangement between you and News Corporation.

We Could Suffer Losses Due to Asset Impairment Charges, page 21

    23. We note that your fiscal 2009 and 2012 results include non-cash impairment charges of $3.1 billion and $2.6 billion, respectively. Please revise this risk factor to discuss and quantify your recent impairment charges and the effected businesses so that investors can assess the discussed risk. To the extent that you have incurred or expect to incur material restructuring charges, please add a risk factor to discuss and quantify those charges or anticipated charges, the impact or potential impact on your results of operation and identify the effected businesses.

Newsprint Prices May Continue to be Volatile and Difficult to Predict and Control, page 22

    24. We note your disclosure that newsprint is one of the largest expenses of your publishing units and that the price of newsprint has historically been volatile. Please revise to discuss and quantify whether newsprint prices are high or low in comparison to historical prices so that investors can assess the discussed risk.

Certain Provisions of Our Certificate of Incorporation, page 28

25. We note that Mr. Murdoch or related entities will own a significant percentage of your voting stock after the distribution. We also note that this risk factor is limited to such percentage potentially discouraging takeovers. Please revise to add a risk factor discussing that fact that Mr. Murdoch or related entities will own a significant percentage of your voting stock after the distribution to include any risks related to this voting power and control over such a large percentage of your voting stock.

The Distribution, page 30

Reasons for the Distribution, page 30

26. We note your disclosure that News Corporation will retain the global media and entertainment businesses and that you will hold News Corporation's newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-TV distribution in Australia. Please revise this section to discuss why these specific businesses were bundled together. We note that sports programming and pay-TV distribution in Australia might appear more closely aligned with News Corporation's retained global media and entertainment businesses. Please revise in sufficient detail so that investors can understand why these specific businesses were bundled together to be spun-out.

Treatment of Fractional Shares, page 32

27. We note your disclosure in the first paragraph that your transfer agent will aggregate all fractional shares into whole shares and sell them on the open market at prevailing market prices on behalf of those registered holders who otherwise would be entitled to receive a fractional share. Please confirm that the transfer agent, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares. Please also confirm that the transfer agent and the broker-dealers it uses are not affiliates of News Corporation or New News Corporation. Refer to Question 6 of Staff Legal Bulletin No. 4 (September 16, 1997).

Certain U.S. Federal Income Tax Consequences of the Distribution, page 34

28. We note your disclosure in the section heading and the first sentence that the tax summary discusses certain of the U.S. federal income tax consequences of the distribution. Please revise the section heading and the first sentence to clarify that the tax summary discusses the material U.S. federal income tax consequences rather than "certain." Please revise the Certain Australian Tax Consequences of the Distribution section on page 36 in a similar manner.

Unaudited Pro Forma Combined Financial Statements, page 42

Notes to Unaudited Pro Forma Combined Financial Statements, page 46

29. Refer to footnote (d) – Please revise footnote (d) to explain the nature and amounts of any assets and liabilities that are reflected in the historical combined financial statements that will not be retained after the distribution and that have been included in adjustment (d) to the pro forma balance sheet. Also, please revise to explain the nature and amounts of any adjustments to certain assets and liabilities that are expected to be contributed to or assumed by the company from the parent as a result of the separation and distribution agreement and explain how such adjustments were calculated or determined.

Business, page 47

Business Segments, page 48

30. We note that you have presented pro forma revenues and segment EBITDA that reflects a new segment, Cable Network Programming, as a result of the acquisition of Fox Sports Australia as if the acquisition had occurred on July 1, 2011. If you wish to include such pro forma information in the filing, please revise the pro forma financial information included on pages 42 through 46 of the registration statement to include separate columns reflecting the operations and net assets acquired as a result of the CMH acquisition, along with the related pro forma adjustments that were made to arrive at the pro forma revenues and net income as a results of this acquisition transaction. The pro forma segment EBITDA included on page 48 should then be reconciled to the pro forma net income reflected in the revised pro forma financial information. Alternatively, please revise to eliminate the presentation of this pro forma financial information.

New York Post, page 51

31. Page Six is described as "the" authority on celebrity news. Please substantiate or revise. We note, for example, People Magazine and E Channel, among other possible "authoritative" sources.

Intellectual Property, page 59

32. We note that you have patents or patent applications. Please either state, if true, that none are material to your financial condition or results of operations or separately describe each, including its term and use.

Legal Proceedings, page 61

33. Please provide us with a copy of the complaint in Wilder v. News Corp., et al.

Management's Discussion and Analysis, page 67

34. Whenever a change in a line item is attributed to more than one cause, please quantify
each. See, for example, Revenues on page 78 and in the first paragraph on page 76, and
the final two paragraphs on page 90.

Liquidity and Capital Resources, page 89

35. We note the discussion indicating that parent has historically provided the company's
capital, cash management and other treasury services to the company and will continue to
do so until the distribution. We also note that following the distribution transaction, New
News Corporation will no longer participate in the capital management with parent but
rather New News Corporation's ability to fund its cash needs will depend on its ongoing
ability to generate and raise cash in the future. Please revise your discussion in this
section to discuss any planned sources of financing that the company plans to have in
place following the completion of the distribution transaction. As part of your revised
discussion, please indicate the nature, amounts and expected terms of any financing
arrangements that are expected to be in place following the completion of the distribution
transaction.

Current Financial Condition, page 89

36. We note your disclosure in this section that a majority of your cash and cash equivalents
is held by foreign subsidiaries and that you do not currently intend to repatriate these
funds. Please quantify the dollar amount held by the foreign subsidiaries.

Critical Accounting Policies, page 93

Intangible Assets, page 94

37. We note from the discussion in your critical accounting policies section of MD&A that as
a result of the company's fiscal 2012 impairment review, New News Corporation
recorded non-cash impairment charges of approximately $2.6 billion during the fiscal
year ended June 30, 2012 which included a write-down of goodwill aggregating $1.3
billion and a write-down of indefinite lived intangible assets of $1.3 billion. We also
note from your discussion on page 95 that the News and Information Services and Other
segments have reporting units with approximately $2.2 billion of goodwill at June 30,
2012 that continues to be at risk for future impairment and with fair values that exceeded
their carrying values by less than 10%. Given the subjectivity involved in preparing your
impairment analysis with respect to your goodwill and other intangible assets, as well as
the fact that the use of different methods or assumptions in your analysis could impact the
overall results of the analysis, please consider revising your discussion of your

impairment analysis to include a sensitivity analysis explaining how your most recent impairment analysis would have been impacted had you used different methods or assumptions, such as discount rates, earnings growth rates, or EBITDA multiples in completing that impairment analysis. Refer to the guidance outlined in FRR-72.

Quantitative and Qualitative Disclosures about Market Risk, page 98

38. Given that substantially all of your cash is held by foreign subsidiaries, we believe your market risk disclosures should be enhanced to provide a more robust discussion of the effects of foreign currency risk on your results of operations and financial condition. Additionally, your discussion of this market risk does not comply with the guidance outlined in Item 305 of Regulation S-K. Please revise to expand your discussion of foreign currency risk to comply with one of the disclosure alternatives in Item 305(a) of Regulation S-K.

Management, page 99

Biographies of Executive Officers and Directors, page 99

39. Please revise to briefly discuss the specific experience, qualifications, attributes or skills of Mr. Murdoch and the other directors when named in a subsequent amendment that led to the conclusion that each should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 103

40. Please revise this section to provide all of the information required by Item 402 of Regulation S-K regarding the historical compensation of any named executive officer who previously provided services to News Corporation. For guidance, refer to Question 217.01 of the Regulation S-K Compliance and Disclosure Interpretations.

Key Elements of Expected Compensation From New News Corporation, page 104

41. We note that the compensation of Messrs. Murdoch and Thomson in their new roles with you is still being finalized. When known, please revise this section to provide detailed disclosure regarding their new compensation arrangements so that investors can gain a fair understanding of how such named executive officer's compensation has changed from their historical compensation. Refer to Instruction 2 to Item 402(b) of Regulation S-K.

42. We note from the disclosure included on page 104 that parent is continuing to negotiate with Mr. Thomson, your chief executive officer, with respect to the terms of his employment agreement at and after the distribution transaction. To the extent that Mr. Thomson and any other officers or employees compensation arrangements are being revised as a result of the distribution transaction, please revise the pro forma statements of operations included on pages 42 through 46 of the registration statement to give effect to these revised compensation arrangements. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

43. We note your references in this section to "Parent's Proxy." Please delete such references. The information statement should include all the information necessary for investors to understand the historical and new compensation arrangements of your named executive officers.

Our Relationship With Parent Following the Distribution, page 110

Internal Reorganization, page 110

44. We note your disclosure that in connection with the distribution you will be assuming certain specified liabilities. Please revise to add a section to identify and discuss any material assumed liabilities.

Description of Our Capital Stock, page 114

45. Please delete the words at the end of the last sentence of the introductory paragraph, "along with the applicable provisions of Delaware law."

46. We note from the discussion on pages 114 and 115, that following the completion of the distribution, New News Corporation will have Class A and Class B shares outstanding that will have significantly different voting rights associated with each class of shares. Please revise your discussion in the Liquidity and Capital Resources section of MD&A to include a discussion of the voting rights and other privileges that will be associated with each class of shares outstanding following completion of the distribution transaction.

Financial Statements, page F-1

Combined Statements of Operations, page F-3

47. We note from the disclosure in your revenue recognition policy as well as your disclosures in the business section of the filing that your revenues include advertising and sponsorship revenues, circulation and subscription revenues, revenues from the sale of books, licensing fees and advertising revenues associated with your digital real estate services. As it appears that your revenues include those derived from both sale of products and services, please revise your consolidated statements of operations to

separately disclose revenues received from sales of products and services. Separate disclosure should also be provided of the related costs of sales associated with each of these categories or revenues. Refer to the guidance outlined in Rule 5-03(b)(1) and (2) of Regulation S-X.

48. In a related matter, please revise the notes to your financial statements to disclose the revenues derived from each of your principal products and services for each period presented in your financial statements as required by ASC 280-10-50. Consideration should be given to providing separate disclosure of revenues derived from advertising, sponsorships, circulation and subscriptions, sales of books, licensing fees and revenues derived from your digital real estate advertising services.

Notes to the Combined Financial Statements, page F-8

Note 1. Description of Business and Basis of Presentation, page F-8

Basis of presentation, page F-8

49. We note from the disclosure in the last paragraph on page F-8 that New News Corporations investment in Sky Network Television Ltd will be retained by the parent post-distribution. We also note from the disclosures in Note 5 that the investment in this entity and its related equity in earnings have been reflected in the company's combined financial statements. Given that the investment in this entity will be retained by the parent following the completion of the distribution transaction, please explain why it has been included in the combined financial statements of New News Corporation for all periods presented. In a related matter, please revise to include a pro forma adjustment eliminating the investment and related equity in the earnings of this investment from the pro forma financial information included on pages 45 through 49 of the registration statement.

50. We note from the disclosure on pages F-8 and F-9 that the combined financial statements include allocations of certain costs to the company by its parent. We also note that while management believes that the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from the parent are reasonable, the combined financial statements may not include all of the actual expenses that would have been incurred by New News Corporation and may not reflect the company's combined results of operations, financial position and cash flows had the company operated on a stand-alone basis during the periods presented. Since agreements with related parties such as your parent are by definition not at arms-length and may be changed at any time, please revise to provide, if practicable, management's estimate of what the expenses recognized by the company would have been on a standalone basis for each period presented had the company operated as an unaffiliated entity. Refer to the guidance outlined in SAB Topic 1:B:1, Question 2.

Note 7. Goodwill and Other Intangible Assets, page F-24

51. We note that the average life of other intangible assets ranges from 2 to 40 years. Please tell us, and revise to disclose, the nature of these other intangible assets and explain why you believe the useful lives of up to 40 years are appropriate. As part of your response, please explain in detail the nature and amounts of the intangible assets with useful lives of up to 40 years and explain in detail why you believe these assets will continue to generate future cash flows for periods of up to 40 years. We may have further comment upon receipt of your response.

52. In a related matter, we note that your publishing rights intangible assets have an average useful life of 30 years. Please tell us and revise the notes to your financial statements to explain how you determined the estimated useful lives of your publishing rights. As part of your response, you should also explain in detail why you believe these publishing rights will continue to generate cash flows for periods averaging 30 years.

Note 8. Equity Based Compensation, page F-26

53. We note from your disclosures on pages 106 and F-27 that certain DSUs and RSUs will be payable in cash. Please tell us, and revise the notes to your financial statements to disclose your accounting treatment for stock-based compensation awards that include cash settlement provisions.

54. Please revise Note 8 to also disclose the weighted average grant date fair value for stock option grants to New News Corporations employees during each period presented as well as the aggregate intrinsic value of stock options exercised during the periods and stock options exercisable at the end of the latest period presented. Refer to the disclosure requirements outlined in ASC 718-10-50-2.

Note 9. Related Party Transactions and Parent Company Investment, page F-30

55. We note your disclosure on page 28 of the filing indicating that Mr. Murdoch will continue to hold a significant interest in the outstanding equity in the company after the distribution. In this regard, please revise MD&A and the notes to your financial statements to disclose the existence of any control relationship that currently exists and which will continue to exist following the completion of the distribution. Refer to the disclosure requirements outlined in ASC 850-10-50.

Corporate Allocations and Parent Company Investment, page F-30

56. We note that you have reflected an analysis of the changes in the parent company investment during each period presented in your financial statements in Note 9 to your financial statements. Please revise to provide additional detail concerning the nature and amounts of the transactions that are reflected in the line item "cash pooling and general financing activities" during each period presented. Also, please explain the nature of the other corporate allocations that are included in the analysis of the parent company investment during each period presented in addition to those described in the last sentence of the first paragraph on page F-31. Also, please revise the notes to your interim financial statements to include a similar analysis of the changes in the parent company investment during the interim periods presented in the company's financial statements.

57. In addition, please revise to disclose the average balance of the parent company investment for each period presented in your financial statements. Refer to the guidance outlined in SAB Topic 1:B:1, Question 4. The notes to your interim financial statements should also be revised to include these disclosures.

Note 10. Commitments and Contingencies, page F-32

58. We note from pages 78 and 84 of MD&A that you have recognized significant amounts of legal and litigation settlement charges in each fiscal year presented in your financial statements. Given the materiality of such charges, we believe you should revise Note 10 to disclose the amounts of material losses accrued and incurred, as well as pending settlements. Refer to ASC 450-20-50-1. Also, to the extent that you are exposed to losses in excess of those which have been recognized in your financial statements, please revise to disclose the estimated range of the losses to which you are exposed or explain why an estimate of such losses cannot be provided for each of these matters.

Note 12. Income Taxes, page F-44

59. We note from the disclosure included on page F-46 that as of June 30, 2012 and 2011, New News Corporation had deferred tax assets associated with capital loss carryforwards aggregating $1.2 billion and $1.3 billion, respectively and had established valuation allowances of $1.2 billion and $1.3 billion respectively, to reflect the expected realization of its capital loss carryforwards at this date. Please revise Note 12 to explain in further detail why management does not believe any of its capital loss carryforwards are realizable at June 30, 2012 and 2011.

Interim Financial Statements, page F-56

Notes to the Unaudited Combined Financial Statements, page F-60

Note 2. Acquisitions, Disposals and Other Transactions, page F-61

60. We note the disclosure in Note 2 indicating that in July 2012, the company acquired
Thomas Nelson, Inc. for approximately $200 million in cash. We also note that the
purchase price has been preliminarily allocated to intangibles. Please tell us and revise
Note 2 to disclose the nature and amounts of the intangible assets that were recognized in
connection with this acquisition. As part of your response and your revised disclosure,
please also indicate the weighted average useful over which each category of intangible
assets recognized is being amortized to expense and explain how these useful lives were
calculated or determined. Refer to the disclosure requirements outlined in ASC 350-30-
50.

Note 13. Subsequent Events, page F-73

61. We note from the disclosure included in Note 13 that in November 2012, New News
Corporation acquired Consolidated Media Holdings Ltd., a consolidated media
investment company that operates in Australia, for approximately $2 billion. We also
note that due to the limited time since the acquisition date, the initial accounting for the
business combination is incomplete and as a result, the company has not provided certain
disclosures required by ASC 805 with respect to this acquisition. In the event you are
required to update your financial statements prior to the effectiveness of your Form 10
registration statement and your accounting for the business combination is not yet
complete, please include the disclosures required by ASC 805-10-25-13.

62. Also, please confirm that you have not included audited financial statements for this
recent acquisition in the registration statement because it does not meet the thresholds
outlined in Rule 3-05 of Regulation S-X. As part of your response, please provide us
with the related calculations prepared in support of your conclusions.

Other

63. Please update the financial statements and related disclosures included in your Form 10
registration statement as necessary to comply with the guidance outlined in Rule 3-12 of
Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A.Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Amy Freed, Esq.